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                            [TANNER & CO LETTERHEAD]

                                        January 2, 1997


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:     Commodore Environmental Services, Inc.
        File Ref. No. 0-10054

        We were previously the principal accountant for Commodore Environmental Services, Inc. and under the date of February 6, 1996 except for notes B, G, J, Q, and R, which are dated August 7, 1996, were reported on the consolidated financial statements of Commodore Environmental Services, Inc. and subsidiaries as of and for the years ended December 31, 1995 and 1994. On December 11, 1996, our appointment as principal accountant was terminated. We have read Commodore Environmental Services, Inc.'s statements included under Item 4 of its Form 8-K/A dated December 11, 1996 and we agree with such statements.

                                        Sincerely,

                                        /s/ Tanner & Co.